SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

November 1, 2005

SCITEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to the Registrant’s Form 6-K and incorporated herein is the Registrant’s press release dated November 1, 2005, entitled “Scitex Vision Completes the Sale of its Business to HP”.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

November 1, 2005

NEWS

FOR IMMEDIATE RELEASE

Scitex Vision Completes the Sale of its Business to HP

Tel Aviv, Israel – November 1, 2005. Scitex Corporation Ltd. (Nasdaq & TASE: SCIX) announced today the closing of the previously announced sale of the business of Scitex Vision Ltd. (Scitex Vision), a majority-owned subsidiary of Scitex and a market leader in wide and super-wide format printers for industrial applications, to Hewlett-Packard Company (HP) (NYSE, Nasdaq: HPQ).

Under the terms of the agreement, HP paid approximately $230 million in cash to Scitex Vision, of which $24 million will be retained in escrow for 24 months to cover possible indemnification claims and an additional approximately $27 million will be utilized to repay Scitex Vision’s retained liabilities, mainly to Israeli banks. In addition, Scitex Corporation has agreed to license its rights to the “Scitex” tradename to HP, and will, subject to shareholder approval, change its corporate name.

Scitex Corporation shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX”.

Forward Looking Statements

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) our absence of significant operations following the sale of the business of Scitex Vision and uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities, (2) the fact that our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company or PFIC, (3) risks in product and technology development, (4) market acceptance of new products and continuing product demand, (5) the impact of competitive products and pricing, (6) changes in domestic and foreign economic and market conditions, (7) timely development and release of new products by strategic suppliers, (8) the impact of the Company’s accounting policies, (9) risks relating to pursuing strategic alternatives, (10) the risks and uncertainty of outcome of shareholder litigation, (11) risks and uncertainties associated with the tax and accounting consequences of the sale of the business of Scitex Vision, (12) risks and uncertainties relating to the Company’s plans for its financial assets following the sale of Scitex Vision, and (13) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission, including without limitation, those set forth under such headings as “Risk Factors” and “Trend Information” in the Company’s Annual Report on Form 20-F. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Contact

Scitex Corporation Ltd.
Yahel Shachar
Chief Financial Officer
Tel:	+972 3 607-5855
Fax:	+972 3 607-5884
E-mail:	yahel.shachar@scitex.co.il